140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com
FIRM / AFFILIATE OFFICES
	Abu Dhabi	Munich
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Northern Virginia
	Doha	Orange County
November 10, 2008	Dubai	Paris
	Frankfurt	Rome
	Hamburg	San Diego
	Hong Kong	San Francisco
	London	Shanghai
	Los Angeles	Silicon Valley
	Madrid	Singapore
VIA EDGAR AND HAND DELIVERY	Milan	Tokyo
	Moscow	Washington, D.C.
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	File No. 040981-0037

Attention:	Mary Beth Breslin, Senior Attorney
Ruairi Regan
Brian Cascio, Accounting Branch Chief
Jong Hwang

Re:	Avago Technologies Limited
Registration Statement on Form S-1
File No. 333-153127

Ladies and Gentlemen:

On behalf of Avago Technologies Limited (the “Company” or “Avago”), we are hereby responding to the comments received by facsimile on October 18, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the above-mentioned registration statement (the “Registration Statement”) filed by the Company with the Commission on October 1, 2008. For ease of review, we have set forth each of the numbered comments of your letter and the Company’s responses thereto.

1.	We note your responses to comments 2, 50, 60 and 63. We are considering your responses and may have further comments upon completion of our review.

Response: The Company acknowledges the Staff’s comment.

Summary Financial Information, page 10

2.	Please revise Note (9) to disclose the nature of the $25 million performance-based payment and the basis for your accounting treatment of recording this payment as a gain in discontinued operations.

Response: In its next pre-effective amendment of the Registration Statement, the Company will modify the disclosure to clarify that this was an earn-out payment based solely on the post-closing performance of the acquired business in the hands of the buyer, and thus appropriate for

November 10, 2008

recording as income from discontinued operations. The second paragraph of this footnote will be modified to read as follows:

“In February 2006, we sold our Printer ASICs Business to Marvell International Technology Ltd. for $245 million in cash. Our agreement with Marvell also provides for up to $35 million in additional earn-out payments by Marvell to us based solely on the achievement by Marvell of certain revenue targets in respect of the acquired business subsequent to the acquisition. This transaction closed on May 1, 2006 and no gain or loss was recorded on the initial sale. In April, 2007, we received $10 million of the earn-out payment from Marvell and recorded it as a gain on discontinued operations. In May 2008, we received $25 million of the earn-out payment from Marvell and recorded it as a gain on discontinued operations.”

A conforming change will also be made to the similar footnote provided with “Selected Financial Information.”

Stock-based Compensation, page 57

Note 11. Stock-based Compensation, pages F-40 and F-41

3.	We refer to your response to our prior comment 18. Please tell us the reason that the estimated fair value of your common stock only increased from $10.22 to $10.68 from May 4 to July 1, 2008. We note that your non-marketability discount of 25% in April 2008 was lowered to 10.5% in July 2008, in anticipation of a liquidity event within the next 12 months. We also note that you began discussions with investment banking firms and underwriters during this period.

Response: In determining the fair value of its ordinary shares on July 1, 2008, the Company considered the impact of overall market declines experienced in the semiconductor industry. During the period from May 4, 2008 to the July 1, 2008 ordinary share valuation date, there was a softening of trading multiples of peer companies due to overall market declines, with the Philadelphia Semiconductor Index experiencing an approximate 8 to 10% decline during that period. As discussed in its prior response No. 18, the Company’s ordinary share valuation methodologies relied on a market approach in addition to an income approach and the softening of peer group company valuations (with no significant change in projected cash flows used in the income approach) reduced the Company’s overall assessment of enterprise value and the resulting fair value of its ordinary shares as of July 1, 2008. The increase in the fair value of ordinary shares from May 4 to July 1, 2008 was due to the reduction in non-marketability discount from 25% to 10.5%, partially offset by a decline in the Company’s estimated enterprise value given the aforementioned factors.

4.	In addition, tell us the estimated per share values based on the preliminary equity values from investment banking firms and underwriters discussed in your response and how these were considered in arriving at the estimated fair value of your common stock.

Response: The Company estimates that the $2.8 billion to $4.5 billion range of equity values from the July 10 and 11, 2008 presentations represents a range of approximately $11.81 to $19.26 per ordinary share. The Company similarly estimates that the $3.3 billion to $3.7 billion range of equity values from the August 20, 2008 presentation represents a range of approximately $14.14

November 10, 2008

to $16.02 per ordinary share. These per share amounts are Company estimates derived by it from presentations which generally did not provide a per-share calculation. The Company further notes that these valuations were not current valuations, but rather estimates of the equity value at which a successful IPO could be completed in late 2008.

The July 10 and 11, 2008 presentations were in the context of a competitive process to evaluate potential underwriters who, for confidentiality reasons, were provided with only limited historical data on which to base their presentations. It is the Company’s experience that presentations provided in the context of these so-called “bake-offs,” because they are based on limited and inadequate information and widely varying levels of analysis and effort, tend to reflect an unrealistically wide range of valuations. Accordingly, the Company did not value its ordinary shares during the August 3, 2008 quarter using such valuations but rather continued its practice of valuing its ordinary shares using the AICPA guidance on valuation of common stock for private companies. However, please note that the low end of the valuation provided by the bankers ($11.81) approximates the $10.68 valuation used by the Company in the quarter ended August 3, 2008 after considering the liquidity discount of 10.5% (or $1.24).

The August 20, 2008 presentation was not considered in valuing the Company’s ordinary shares because the Company had already completed its valuation for purposes of options granted during the quarter ended August 3, 2008 based on analyses conducted prior to the end of the quarter. Given the volatility in the capital markets as of August 20, 2008, the underwriters were not in a position to propose a bona fide offering range at that meeting. Additionally, the investment bankers have subsequently informed the Company that market conditions have materially deteriorated since the August 20 data was provided, particularly for initial public offerings.

The Company believes the dislocation of worldwide equity values which occurred in the third quarter of 2008 and is continuing rendered the analyses provided by the investment bankers meaningless. Accordingly, the Company intends to continue its historical practice of valuing its ordinary shares using the AICPA guidance mentioned earlier in this comment response.

Net Revenue, page 59

5.	Please revise the discussion on pages 59 and 60 to disclose specific reasons for the 10% increase in net revenues during the nine-months ended August 3, 2008 compared to July 31, 2007.

Response: The Company will give effect to this comment in the next pre-effective amendment of the Registration Statement. The exact text of this disclosure cannot presently be provided because the next pre-effective amendment of the Registration Statement will include financial statements updated for the Company’s fiscal period ended November 2, 2008.

Cash Flows for the Nine-Months Ended August 3, 2008 and July 31, 2007, page 70

6.	Please revise to explain the reason for the significant increase in inventory days on hand at the end of the nine-months ended August 3, 2008 compared to the prior year.

Response: The Company will give effect to this comment in the next pre-effective amendment of the Registration Statement. The exact text of this disclosure cannot presently be provided because the next pre-effective amendment of the Registration Statement will include financial statements updated for the Company’s fiscal period ended November 2, 2008.

November 10, 2008

Industry Overview, page 76

7.	With respect to your response to prior comment 23, please revise the disclosure to provide the portion of global industry sales of analog semiconductors attributable to sales of III-V semiconductors. If such a figure is unavailable, tell us how you have determined that providing only the size of the analog semiconductor market as a whole is appropriate given your prominent disclosure here and in the Summary that your competitive strength and business strategy lie in your focus on and expertise in the III-V semiconductor market segment.

Response: The Company does not possess third-party generated statistical data regarding what portion of the overall market for analog semiconductors is attributable to sales of III-V semiconductors. To its knowledge, the major industry data suppliers, such as WSTS, do not provide sub-market data that identifies only III-V products.

In constructing its disclosure regarding the Industry Overview, the Company relied on its experience in the market for analog semiconductor components and products. As noted in the Registration Statement (see the second paragraph of the Prospectus Summary), the Company was originally a division of the Hewlett-Packard Company and has been participating in many of its markets for forty years or more. The Company concluded that referring to the total analog market was appropriate because: (1) the Company’s product portfolio almost entirely fits under the general caption of analog products, and does not fit under the other commonly used general categories of semiconductors such as digital or memory; (2) the Company’s product line addresses a significant portion of the analog market; and (3) based on internally derived metrics, the Company believes that the growth characteristics of the total analog market are sufficiently similar to the sub-markets for analog products that Avago addresses so as to be a fair basis to express the Company’s position within the broad semiconductor industry.

Business, page 80

8.	We note your response to prior comment 24, as well as your disclosure referencing the “negotiated” tax “arrangements” and “operating conditions” set forth in the tax incentive documentation. An agreement or arrangement relating to tax incentives that includes conditions that may impose significant constraints on your operations should be fully described in the prospectus and filed as an exhibit, especially where the agreement has been specially negotiated. Accordingly, we reissue the comment. Please also revise your disclosure, here and in the related risk factor, to quantify the extent to which you must conduct manufacturing, intellectual property and other material activities in Singapore in order to meet the operating conditions.

Response: In addition to the response the Company provided to prior comment 24, the Company believes that there are additional facts and analysis that support its disclosure relating to this matter.

First, the Company is the beneficiary of four separate categories of tax incentives granted to it by the Economic Development Board (“EDB”) and the Monetary Authority of Singapore (“MAS”), each agencies of the Government of Singapore. These incentives were granted in response to four individual applications made to EDB and MAS under economic development programs maintained by them. Each of these four individual incentives is separate from and distinct of the others, and may be granted, withheld, extended, truncated, complied with or breached

November 10, 2008

independently without any affect on the other three incentives. As disclosed in Avago’s Registration Statement (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Costs and Expenses – Provision for Income Taxes”), the aggregate benefit from all of the incentives for the fiscal years ended October 31, 2007 and 2006 was, in each case, $19 million, representing 1.2 percent and 1.4 percent of revenues, respectively. However, no single incentive granted represented a benefit of more than $12 million for the fiscal year ended October 31, 2007 or $8 million for the fiscal year ended October 31, 2006, or 0.8 percent and 0.6 percent, respectively, of revenues. Accordingly, the Company respectfully submits that even if a tax incentive granted by a foreign sovereign government under its taxing scheme is a contract which must be analyzed for possible filing under Item 10 of Item 601 of Regulation S-K, none of the incentives granted to the Company is individually material and therefore no filing is required.

Second, the Company is flatly prohibited from disclosing the terms and conditions of any of the incentives granted by these agencies of the Government of Singapore to any external parties, the public or the press. There is no exception under the terms of the incentives of the kind that would frequently be seen in agreements subject to United States law whereby disclosure would be permitted “to the extent required by law” or words to similar effect. While the applicable agencies of the Government of Singapore could waive the confidentiality restriction, it is the understanding of the Company’s advisers that in the past the government has not granted such approval. Such a refusal is understandable from the government’s perspective because incentives and related tax relief are tailored to projects on a case-by-case basis. The government as a policy matter does not want this information available in the market generally. In the experience of the Company and its advisers, this is a standard position of foreign sovereigns under circumstances such as this, and explains why in our research we found no tax incentive arrangements filed under Item 10 of Item 601 of Regulation S-K notwithstanding the wide use of these programs in many foreign countries. We conducted a search of the Edgar database for registration statements and annual reports filed in the past year using several search strategies including:

•	the words “holiday,” “concession,” “incentive” or “pioneer tax status” within 200 words of the term “Singapore”; and

•	the word “tax” within five words of “holiday,” concession” or “incentive.”

This research identified more than 30 such agreements, including agreements with Bermuda, Cayman Islands, China, India, Israel, Korea, Malaysia, Singapore and Switzerland, none of which were filed as Item 10 exhibits.

Given that the filings of the incentives and description of their respective terms would require the consent of a foreign sovereign, which is not obtainable, the Company further believes that such information falls within Rule 12b-21 under the Securities Exchange Act of 1934 as information that is unavailable without unreasonable effort or expense.

Finally, during the course of the preparation of its registration statement, Avago identified a registration statement on Form S-1 (File No. 333-132291) initially filed on March 9, 2006 by Verigy Ltd., a public limited company formed under the laws of the Republic of Singapore (“Verigy”). The Verigy filing raised exactly the same issue as presented here regarding the appropriate disclosure of tax incentives granted to a Singapore public limited company by the Government of Singapore. That filing was reviewed by the Staff in the same branch of the Division of Corporation Finance as is reviewing this filing by Avago.

November 10, 2008

Verigy manufactures semiconductor test equipment and, like Avago, was formerly a division of Agilent Technologies, Inc. (“Agilent”). The purpose of the Verigy IPO was to separate Verigy from Agilent through the IPO and a related spin-off of ordinary shares to Agilent stockholders. Avago was formerly the semiconductor products division of Agilent and was spun-out in 2005 in a sale to a consortium of investors. The structure of both the Avago and Verigy transactions was virtually identical:

•	the assets of the operating units of each of the two companies are owned by companies formed under the laws of the Republic of Singapore;

•	both businesses conduct the majority of their operations in Asia; and

•	both businesses also applied for and obtained tax incentives from agencies of the Government of Singapore.

Based on correspondence that is publicly available, by letter from Russell Mancuso, Esq. of the Staff to Verigy dated June 7, 2006, the Staff issued a comment requesting that Verigy file its tax agreement with Singapore as an exhibit to the registration statement. This comment was reissued by the Staff on June 9, 2006. By letter dated June 12, 2006, Simpson Thacher & Bartlett LLP, counsel to Verigy, provided a comprehensive response to the Staff’s comment. This response was, as to substance, identical to the response Avago provided in the October 1, 2008 response letter to the Staff because the underlying factual and legal concerns are identical. In drafting our October 1, 2008 response, we were able to replicate the research that Simpson Thacher & Bartlett LLP asserted that it had conducted on behalf of Verigy in its June 12, 2006 letter. Specifically, we could not identify any example in which a tax incentive agreement had been filed with the Commission under Item 10 of Item 601 under Regulation S-K, the same conclusion that Simpson Thacher cited in the June 12, 2006 Verigy letter. As Simpson Thacher noted in its June 12, 2006 response, we also noted in our research many companies which referred to such agreements in their disclosure.

Based on the foregoing and the analysis presented in our prior response, Avago respectfully submits that: (1) the four separate tax incentives are not individually material; (2) even assuming arguendo that the tax incentives are material, the Company is not able to provide more disclosure or file the contracts as exhibits as a result of Rule 12b-21; and (3) the fact that the tax incentives are not required to be further disclosed or filed as exhibits is supported by the lack of any other situations, including Verigy, in which further disclosure or exhibit filings have been made. For these reasons, Avago respectfully submits that no further disclosure or exhibit filing is necessary or appropriate.

Research and Development, page 85

9.	We note in your response to prior comment 26 that you undertake to file the distribution agreement with Arrow Electronics as an exhibit to the registration statement. Please note that we may have additional comments once we have had the opportunity to review this agreement.

Response: The Company acknowledges the Staff’s comment. This agreement will be filed with the next pre-effective amendment of the Registration Statement along with a related request for confidential treatment. The Company understands that any such request for confidential treatment will need to be resolved prior to the Registration Statement being declared effective by the Commission.

November 10, 2008

Legal Proceedings, page 90

10.	Please expand your analysis in response to prior comment 33 to tell us whether any of the pending patent claims presents, in large degree, the same factual issues as other proceedings pending or known to be contemplated. If so, please provide additional analysis supporting your conclusion that these pending claims need not be disclosed. Refer to the last sentence of Instruction 2 to Item 103 of the Regulation S-K.

Response: The Company’s pending patent claims generally represent distinct issues. The Company’s analysis provided in response to prior comment 33 would not be changed by aggregating claims which present, to a large degree, the same factual issues as other proceedings pending or known to the Company to be contemplated.

Executive Compensation, page 97

Base Salary, page 100

11.	We note your response to prior comment 34. Whether or not the performance objectives are considered as individual factors or together as one factor in making compensation decisions, you should disclose the specific items of corporate performance that are taken into account. Refer to Item 402(b)(2)(v) of Regulation S-K. Accordingly, we reissue the comment.

Response: In its next pre-effective amendment of the Registration Statement, the Company will modify the disclosure to include the specific items of corporate performance that were taken into account in determining 2008 base salary merit increases. In February 2008, the specific items of corporate performance considered by the Compensation Committee in determining Mr. Hock E. Tan’s base salary increase included the Company’s revenues, operating profit and earnings before income taxes, depreciation and amortization for fiscal year 2007 were each achieved at levels greater than budgeted, that the majority of our divisions met or exceeded their sales goals and that our corporate strategy had been implemented effectively. The specific items of corporate performance considered by the Compensation Committee in determining Ms. Johnson’s base salary increase included that the finance division’s audit performance met expectations, the Company’s achievement of its financing goals and the success of the Company’s workforce management programs. The specific items of corporate performance considered by the Compensation Committee in determining Mr. Ingram’s base salary increase included the achievement of sales goals and new product development goals within the Wireless Semiconductor Division, exceeding budgeted revenues for the Wireless Semiconductor Division and the success of the reorganization of the Wireless Semiconductor Division. Corporate performance was not considered in determining the base salary increase of Mr. Bian-Ee Tan.

Summary Compensation Table, page 109

12.	We note your response to prior comment 43. Please identify the legal basis, including a reference to the applicable provision of Item 402 of Regulation S-K, for your exclusion of the additional 3% contribution to the Malaysian Employee Provident Fund from the summary compensation table.

Response: In its next pre-effective amendment of the Registration Statement, the Company will modify the disclosure to include the 3% contribution to the Malaysian Employee Provident Fund in the “all other compensation” column of the Summary Compensation Table.

November 10, 2008

Stamp Taxes, page 175

13.	We note your revisions in response to prior comment 69. Please clarify whether U.S. holders, in connection with the purchase of ordinary shares in this offering, could be required to pay stamp taxes to any jurisdiction outside the United States. If so, briefly describe the circumstances under which such taxes are required to be paid.

Response: In its next pre-effective amendment of the Registration Statement, the Company will replace the disclosure under the caption “Stamp Taxes” to read as follows:

“Stamp taxes will not be imposed by the United States on investors in connection with the purchase of ordinary shares in this offering.

There is no Singapore stamp duty payable in respect of the issuance or holding of our ordinary shares. Singapore stamp duty will be payable if there is an instrument of transfer and the executed instrument is received in Singapore. Under Singapore law, stamp duty is not applicable to electronic transfers of our shares effected on a book entry basis. We therefore expect that no Singapore stamp duty will be payable in respect of ordinary shares purchased by US holders in this offering assuming that they are acquired in book entry form through the facility established by our transfer agent and registrar. Where shares evidenced in certificated form are transferred and an instrument of transfer is executed between the parties, Singapore stamp duty is payable on an instrument of transfer of the shares at the rate of S$0.20 for every S$100 or part thereof of the consideration for, or market value of, the shares, whichever is higher. The Singapore stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, Singapore stamp duty must be paid within 30 days of receipt in Singapore if the instrument of transfer is received in Singapore.”

The second paragraph of the foregoing disclosure will also replace the disclosure on page 170 under the caption “Stamp Duty.”

Financial Statements

Statements of Operations, page F-5

14.	Please tell us the difference between the asset impairment charges in fiscal 2007 of $140 million on page F-5 and the $158 million charges on page F-6.

Response: The $158 million on page F-6 is included in the asset impairment charges line item in the Consolidated Statement of Operations on page F-5 as follows: (1) $140 million recorded within total cost of products sold; and (2) $18 million recorded within total costs and expenses.

November 10, 2008

Note 16. Sale of the Camera Module Business, page F-51

15.	Please tell us where the gain of sale of the Camera Module business of $12 million discussed on page F-51 is included in your statements of operations for fiscal 2005.

Response: This amount was recorded as other income, net.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643, John J. Huber at (202) 637-2242 or Christopher Kaufman at (650) 463-2606, or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond
Anthony J. Richmond of LATHAM & WATKINS LLP

cc:	Avago Technologies Limited
William H. Hinman, Jr., Simpson Thacher & Bartlett LLP